EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

      We consent to the incorporation by reference in this Registration Statement of PG&E Corporation on Form S-4 of our reports dated February 18, 2004 (March 1, 2004 as to the last three paragraphs of Note 1), (which reports express an unqualified opinion and include explanatory paragraphs relating to accounting changes, a revision of revenues and expenses of discontinued operations to the 2002 and 2001 financial statements of PG&E Corporation and going concern uncertainties), appearing in the current report on Form 8-K dated March 2, 2004 (of PG&E Corporation and Pacific Gas and Electric Company) and to the reference to us under the heading of “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

San Francisco, California

April 27, 2004